     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 23, 1998
                                                           REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ----------------

                                HNC SOFTWARE INC.
             (Exact name of Registrant as specified in its charter)

         DELAWARE                                       33-0248788
(State or other Jurisdiction of                       (I.R.S. Employer
 Incorporation or Organization)                       Identification No.)
                                ----------------

                           5930 CORNERSTONE COURT WEST
                        SAN DIEGO, CALIFORNIA 92121-3728
                                 (619) 546-8877
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)
                                ----------------

                                RAYMOND V. THOMAS
                             CHIEF FINANCIAL OFFICER
                                HNC SOFTWARE INC.
                           5930 CORNERSTONE COURT WEST
                        SAN DIEGO, CALIFORNIA 92121-3728
                                 (619) 546-8877
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                                ----------------

                                   Copies to:
                            KENNETH A. LINHARES, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                           PALO ALTO, CALIFORNIA 94306
                                ----------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, for a period of time commencing on the effective date of this Registration Statement and ending on April 7, 1999, or until the earlier sale of all shares registered hereunder.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]__________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]_________________

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF                        PROPOSED MAXIMUM      PROPOSED MAXIMUM
       SECURITIES            AMOUNT TO BE     OFFERING PRICE PER    AGGREGATE OFFERING         AMOUNT OF
    TO BE REGISTERED          REGISTERED           SHARE(1)              PRICE(1)          REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------
Common Stock, par value
    $0.001................      539,479            $39.0625           $21,073,398.44          $6,216.65
=============================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on April 17, 1998.

                                ----------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                     SUBJECT TO COMPLETION - April 23, 1998

                                 539,479 SHARES
                                HNC SOFTWARE INC.

                                  COMMON STOCK
                               ($0.001 PAR VALUE)
                                ----------------

        All of the 539,579 shares of Common Stock, $0.001 par value ("Common Stock") of HNC Software Inc. ("HNC" or the "Company") offered hereby (the "Shares") are being sold by the stockholders of the Company named herein under "Selling Stockholders" and may be offered for sale from time to time by and for the account of such stockholders (collectively, the "Selling Stockholders") as more fully described herein. The Company will not receive any proceeds from the sale of Shares offered hereby by the Selling Stockholders. See "Use of Proceeds," "Selling Stockholders" and "Plan of Distribution." The Shares are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), during a period of time commencing on the effective date of the Registration Statement of which this Prospectus forms a part and ending on April 7, 1999.

        The Common Stock is listed on the Nasdaq National Market under the symbol "HNCS." The shares of Common Stock offered hereby will be sold from time to time at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. On April 22, 1998, the closing price per share of the Common Stock on the Nasdaq National Market was $41.375.

        The Company originally issued 142,862 shares of the Common Stock offered hereby in a merger transaction that occurred on March 31, 1998 (the "PCS Merger") pursuant to which the Company acquired all of the outstanding shares of Practical Control Systems Technologies, Inc., an Ohio corporation, and 396,617 shares of the Common Stock offered hereby in a merger transaction that occurred as of April 7, 1998 (the "FTI Merger") pursuant to which the Company acquired all of the outstanding shares of Financial Technology, Inc., an Illinois corporation (collectively, the "Mergers"). The Selling Stockholders, directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell the Shares, jointly or severally, from time to time on terms to be determined at the time of sale. To the extent required, the specific Shares to be sold, the public offering price, the names of any such agent, dealer or underwriter and any applicable commission or discount will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement."). See "Selling Stockholders" and "Plan of Distribution." Each of the Selling Stockholders, individually, reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made in the manner set forth above.

        The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions in the over-the-counter market, in the Nasdaq National Market or in privately negotiated transactions directly with the purchasers, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any profit on the sale of the Shares by them and any discounts, concessions or commissions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. See "Plan of Distribution" for indemnification arrangements between the Company and the Selling Stockholders.


                                ----------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                                                                     PROCEEDS TO
                          PRICE TO THE    UNDERWRITING            PROCEEDS TO          SELLING
                            PUBLIC(1)       DISCOUNT                COMPANY        STOCKHOLDERS(1)
-----------------------------------------------------------------------------------------------------
PER SHARE...............see text above         none                none             see text above
=====================================================================================================
TOTAL...................see text above         none                none             see text above
=====================================================================================================

(1) The shares of common stock offered hereby will be sold from time to time at the then-prevailing market prices, at prices relating to prevailing market prices or at negotiated prices. The Company will pay expenses of registration estimated at $20,000.

                              AVAILABLE INFORMATION

        The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site (located at http://www.sec.gov) that contains reports, proxy statements and other information regarding the Company.

        The Company's Common Stock is quoted on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006.

        The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed therewith or incorporated therein by reference. Statements in this Prospectus about any contract or other document are not necessarily complete, and in each instance in which a copy of such contract is filed with, or incorporated by reference in, the Registration Statement as an exhibit, reference is made to such copy, and each such statement shall be deemed qualified in all respects by such reference. A copy of the Registration Statement (and exhibits thereto) may be inspected, without charge, at the offices of the Commission in Washington, D.C. and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of the fees prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents previously filed with the Commission by the Company are hereby incorporated herein by reference:

        (a) The Company's Annual Report on Form 10-K pursuant to Section 13(a) or 15(d) of the Exchange Act for the year ended December 31, 1997, as amended.

        (b)    The Company's Current Report on Form 8-K filed on April 22, 1998.

        (c) The description of the Company's Common Stock contained in the Company's registration statement on Form 8-A filed on May 26, 1995.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (solely with respect to statements incorporated by reference herein from a document that was filed prior to the date of this Prospectus), or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this Prospectus (other than exhibits to such documents that are not specifically incorporated by reference into such documents). Requests for such copies should be directed to Raymond V. Thomas, Chief Financial Officer, HNC Software Inc., 5930 Cornerstone Court West, San Diego, California 92121-3728; telephone number
(619) 546-8877.

                                   THE COMPANY

        HNC develops, markets and supports predictive software solutions for leading service industries. These predictive software solutions employ proprietary neural-network predictive decision engines, profiles, traditional statistical modeling, business models, expert rules and context vectors to convert existing data and business experiences into meaningful recommendations and actions. Just as manufacturing organizations have implemented manufacturing resource planning software to automate routine transactions, leading service industries such as the healthcare/insurance, financial services and retail industries are using predictive software solutions to improve profitability, competitiveness and customer satisfaction.

        The Company's objective is to be the leading supplier of predictive software solutions by leveraging its core computational intelligence technology across a series of product lines targeted at specific service industries. In the healthcare/insurance industry, the Company's products are used to automate workers' compensation bill review and loss reserving, detect and prevent workers' compensation fraud and increase workers' compensation payor and provider effectiveness. In the financial services industry, the Company's products are used to detect and prevent credit card fraud, manage the profitability of credit card portfolios and automate lending decisions and residential property valuations. In the retail industry, the Company's products address inventory control, merchandise management, demand forecasting and private label credit card fraud. The Company markets most of its predictive software solutions as an ongoing service that includes software licenses, decision model updates, application consulting and on-line or on-site support and maintenance.

        The Company was founded in 1986 under the laws of California and was reincorporated in June 1995 under the laws of Delaware. The Company's principal executive offices are located at 5930 Cornerstone Court West, San Diego, California 92121-3728, and its telephone number is (619) 546-8877. In this Prospectus, the term "HNC" or the "Company" refers to HNC Software Inc., a Delaware corporation, unless the context otherwise requires.

                                  RISK FACTORS

        This Prospectus (including without limitation the following Risk Factors) contains forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) regarding the Company and its business, financial condition, results of operations and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Prospectus. Additionally, statements concerning future matters such as the development of new products, enhancements or technologies, possible changes in legislation and other statements regarding matters that are not historical are forward-looking statements.

        Although forward-looking statements in this Prospectus reflect the good faith judgment of the Company's management, such statements can only be based on facts and factors currently known by the Company. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include without limitation those discussed below and in any documents that are incorporated into this Prospectus by reference. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Prospectus. The Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Prospectus. Readers are urged to carefully review and consider the various disclosures made by the Company in this Prospectus and in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, filed with the Commission, which attempts to advise interested parties of the risks and factors that may affect the Company's business, financial condition and results of operations and prospects.

        POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. The Company's revenues and operating results have varied significantly in the past and may do so in the future. Because the Company's expense levels are based in part on its expectations regarding future revenues and in the short term are fixed to a large extent, the Company may be unable to adjust its spending in time to compensate for any unexpected revenue shortfall. Factors affecting operating results include market acceptance of the Company's products; the relatively large size and small number of customer orders that may be received during a given period; customer cancellation of long-term contracts yielding recurring revenues or customers' ceasing their use of Company products for which the Company's fees are usage based; the length of the Company's sale cycle; the Company's ability to develop, introduce and market new products and product enhancements; the timing of new product announcements and introductions by the Company and its competitors; changes in the mix of distribution channels; changes in the level of operating expenses; the Company's ability to achieve progress on percentage-of-completion contracts; the Company's success in completing certain pilot installations for contracted fees; competitive conditions in the industry; domestic and international economic conditions; and market conditions in the Company's targeted markets. In addition, as a result of recently issued guidance on software revenue recognition, license agreements entered into during a quarter may not meet the Company's revenue recognition criteria. Therefore, even if the Company meets or exceeds its forecast of aggregate licensing and other contracting activity, it is possible that the Company's revenues would not meet expectations. Furthermore, the Company's operating results may be affected by factors unique to certain of its product lines. For example, the Company derives a substantial and increasing portion of its revenues from its retail products, which are generally priced as "perpetual" license transactions in which the Company receives a one-time license fee. The Company recognizes these fees as revenue upon delivery of the software and acceptance by the customer. Thus, failure to complete a perpetual license transaction during a fiscal quarter would have a disproportionate adverse impact on the Company's operating results for that quarter.

        The Company expects fluctuations in its operating results to continue for the foreseeable future. Accordingly, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. The Company may not be able to maintain profitability on a quarterly or annual basis in the future. Due to all of the foregoing factors, it is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In that event, the price of the Company's Common Stock would likely be materially adversely affected.

        LENGTHY AND UNPREDICTABLE SALES CYCLE. Due in part to the mission-critical nature of certain of the Company's applications, potential customers perceive high risk in connection with adoption of the Company's products. As a result, customers have been cautious in making decisions to acquire the Company's products. In addition, because the purchase of the Company's products typically involves a significant commitment of capital and may involve shifts by the customer to a new software and/or hardware platform, delays in completing sales can arise while customers complete their internal procedures to approve large capital expenditures and test and accept new technologies that affect key operations. For these and other reasons, the sales cycle associated with the purchase of the Company's products is typically lengthy, unpredictable and subject to a number of significant risks over which the Company has little or no control, including customers' budgetary constraints and internal acceptance reviews. The sales cycle associated with the licensing of the Company's products can typically range from 60 days to 18 months. As a result of the length of the sales cycle and the typical size of customers' orders, the Company's ability to forecast the timing and amount of specific sales is limited. A lost or delayed sale could have a material adverse effect on the Company's business, financial condition and results of operations.

        ACQUISITIONS. Between August 1996 and April 1998, the Company acquired five businesses. In August 1996, the Company acquired Risk Data Corporation ("Risk Data"), a company that develops, markets and supports proprietary software decision products for use in the insurance industry. In November 1996, the Company acquired Retek Distribution Corporation, now named Retek Information Systems, Inc. ("Retek"), a company that develops, markets and supports management decision software products for retailers and their vendors. In November 1997, the Company acquired CompReview, Inc. ("CompReview"), a company that develops, markets and supports a software product and related services designed to assist in the management and containment of the medical costs of workers' compensation and automobile accident medical claims. In March 1998, the Company acquired Practical Control Systems Technologies, Inc. ("PCS"), a company that develops, markets and supports fully integrated distribution software products that address the distribution needs of the retail, manufacturing and wholesale industries. In April 1998, the Company acquired Financial Technology, Inc. ("FTI"), a company that develops and markets profitability measurement and analysis and other software products and related support services to financial institutions. The Company believes that its future growth depends, in part, upon the success of these and possible future acquisitions. There can be no assurance that the Company will successfully identify, acquire on favorable terms or integrate such businesses, products, services or technologies. The Company may in the future face increased competition for acquisition opportunities, which may inhibit the Company's ability to consummate suitable acquisitions and increase the costs of completing such acquisitions. The acquisitions of Risk Data, Retek, CompReview, PCS and FTI, as well as other potential future acquisitions, will require the Company to successfully manage and integrate such acquired businesses, which may be located in diverse geographic locations. Acquiring other businesses also requires the Company to successfully develop and market products to new industries and markets with which the Company may not be familiar. It also requires the Company to coordinate (and possibly change) the diverse operating structures, policies and practices of the acquired companies and to integrate the employees of the acquired companies into the Company's organization and culture. Failure of the Company to successfully integrate and manage acquired businesses, to retain their employees, and to successfully address new industries and markets associated with such acquired business, would have a material adverse effect on the Company's business, financial condition and results of operations. The acquisitions of Risk Data, Retek and CompReview have been accounted for as poolings of interests. The acquisitions of PCS and FTI are accounted for as purchases. The acquisition of PCS resulted in an accounting charge of approximately $3.9 million in the quarter ended March 31, 1998. The acquisition of FTI, which was completed in the second quarter of 1998, as well as any other future acquisitions that may be accounted for as purchases, may result in charges that adversely affect the Company's earnings. Additional acquisitions may also involve the issuance of shares of the Company's stock to owners of acquired businesses, resulting in dilution in the percentage of the Company's stock owned by other stockholders.

        RISKS ASSOCIATED WITH MANAGING GROWTH. In recent years, the Company has experienced changes in its operations that have placed significant demands on the Company's administrative, operational and financial resources. The growth in the Company's customer base and expansion of its product functionality, together with its acquisition of other businesses and their employees, have challenged and are expected to continue to challenge the Company's management and operations, including its sales, marketing, customer support, research and development and finance and administrative operations. The Company's future performance will depend in part on its ability to successfully manage change, both in its domestic and international operations, and to adapt its operational and financial control systems, if necessary, to respond to changes in its business and to facilitate the integration of acquired businesses with the Company's operations. The failure of the Company's management to effectively respond to and mange growth could have a material adverse effect on the Company's business, financial condition and results of operations.

        DEPENDENCE ON EMERGING TECHNOLOGIES AND MARKETS. The market for predictive software solutions is still emerging. The rate at which businesses have adopted the Company's products has varied significantly by market and by product within each market, and the Company expects to continue to experience such variations with respect to its target markets and products in the future. The Company has introduced products for the healthcare/insurance, financial services and retail markets. The Company has recently announced several new products, including PMAdvisor, VeriComp, SelectCast, SelectResponse and SelectResource. To date, none of these products has achieved any significant degree of market acceptance, and there can be no assurance that such products will ever be widely accepted. Although businesses in the Company's target markets have recognized the advantages of using predictive software solutions to automate the decision-making process, many have developed decision automation systems internally rather than licensing them from outside vendors. There can be no assurance that the markets for the Company's products will continue to develop or that the Company's products will be widely accepted, if at all. If the markets for the Company's new or existing products fail to develop, or develop more slowly than anticipated, the Company's sales would be negatively impacted, which would have a material adverse effect on the Company's business, financial condition and results of operations.

        RISKS ASSOCIATED WITH TECHNOLOGICAL CHANGE AND DELAYS IN DEVELOPING NEW PRODUCTS. The market for the Company's predictive software solutions for service industries is characterized by rapidly changing technology and improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems and database technology. The Company's success will depend upon its ability to continue to develop and maintain competitive technologies, enhance its current products and develop, in a timely and cost-effective manner, new products that meet changing market conditions, including evolving customer needs, new competitive product offerings, emerging industry standards and changing technology. For example, the rapid growth of the Internet environment creates new opportunities, risks and uncertainties for businesses, such as the Company, which develop software solutions that now may have to be designed to operate in Internet, intranet and other on-line environments. The Company may not be able to develop and market, on a timely basis, or at all, product enhancements or new products that respond to changing technologies. The Company has previously experienced significant delays in the development and introduction of new products and product enhancements, primarily due to difficulties with model development, which has in the past required multiple iterations, as well as difficulties with acquiring data and adapting to particular operating environments. The length of these delays has varied depending upon the size and scope of the project and the nature of the problems encountered. Any significant delay in the completion of new products, or the failure of such products, if and when installed, to achieve any significant degree of market acceptance, would have a material adverse effect on the Company's business, financial condition and results of operations. Any failure by the Company to anticipate or to respond adequately to changing technologies, or any significant delays in product development or introduction, could cause customers to delay or decide against purchases of the Company's products and would have a material adverse effect on the Company's business, financial condition and results of operations.

        PRODUCT CONCENTRATION. The Company currently has one product or product line in each of its three target markets that accounts for a majority of the Company's total revenues from that market. These products in the aggregate accounted for 60.0%, 59.1% and 57.9% of the Company's total revenues in 1995, 1996 and 1997, respectively. In the healthcare/insurance market, the Company's revenues from its CRLink product accounted for 29.8%, 24.6% and 23.0% of the Company's total revenues in 1995, 1996 and 1997, respectively, and are expected to account for a substantial portion of the Company's total revenues for the foreseeable future. Continued market acceptance of CRLink will be affected by future product enhancements and competition. Decline in demand for, or use of, CRLink, whether as a result of competition, simplification of state workers' compensation fee schedules, changes in the overall payment system or regulatory structure for workers' compensation claims, technological change, an inability to obtain or use state fee schedule or claims data, saturation of market demand, industry consolidation or otherwise, could result in decreased revenues from CRLink, which could have a material adverse effect on the Company's business, financial condition and results of operations. Further, revenues from the Retek Merchandising System ("RMS"), a retail management product, accounted for 2.2%, 13.6% and 18.9% of the Company's total revenues in 1995, 1996 and 1997, respectively, and are expected to continue to account for a substantial portion of the Company's revenues in the foreseeable future. Continued market acceptance of RMS will be affected by the quality and timely introduction of future product enhancements and competition. Decline in demand for, or use of, RMS as a result of continued entry into the retail inventory management market by vendors that may have significantly greater resources and a broader customer base than the Company could result in decreased revenues from RMS, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, decline in demand for RMS, as a result of technological change, saturation of market demand, industry consolidation or otherwise would have a material adverse effect on the Company's business, financial condition and results of operations. Revenues from the Company's Falcon product line for credit card fraud detection for financial institutions accounted for 28.0%, 20.9% and 16.0% of the Company's total revenues in 1995, 1996 and 1997, respectively, and are expected to continue to account for a substantial portion of the Company's total revenues in the foreseeable future. Continued market acceptance of the Falcon product line will be affected by the quality and timely introduction of future product enhancements and competition. In addition, it is possible that patterns of credit card fraud may change in a manner that the Falcon product line would not detect and that other methods of credit card fraud prevention may reduce customers' needs for the Falcon product line. As a result of increasing saturation of market demand for the Falcon product line, the Company may also need to rely increasingly on international sales to maintain or increase Falcon revenue levels. Furthermore, Falcon customers are banks and related financial institutions. Accordingly, the Company's future success depends upon the capital expenditure budgets of such customers and the continued demand by such customers for Falcon products. The financial services industry tends to be cyclical in nature, which may result in variations in demand for the Company's products. In addition, there has been and continues to be consolidation in the financial services industry, which in some cases has lengthened the sales cycle and may lead to reduced demand for the Company's products. Decline in demand for, or use of, Falcon, whether as a result of competition, technological change, change in fraud patterns, the cyclical nature of the financial service industry, saturation of market demand, fluctuations in interest rates, industry consolidation, reduction in capital spending or otherwise, could have a material adverse effect on the Company's business, financial condition and results of operations.

        DEPENDENCE ON DATA. The development, installation and support of the Company's credit card fraud control and profitability management, loan underwriting, home valuation and certain healthcare/insurance products require periodic model updates. The Company must develop or obtain a reliable source of sufficient amounts of current and statistically relevant data to analyze transactions and update its models. For example, in the electronic payments market, the data required by the Company are collected privately and maintained in proprietary databases. As a result, the Company and its Falcon and ProfitMax customers enter into agreements pursuant to which customers agree to provide the data the Company requires to analyze transactions, report results and build new fraud detection and profitability models. For its AREAS home valuation product, the Company obtains data from commercial databases on available terms and conditions. Many of the Company's healthcare/insurance products use historical workers' compensation claims data obtained from customers. CRLink also uses data from state workers' compensation fee schedules adopted by state regulatory agencies, and certain third parties have asserted copyright interests in such data. In most cases, such data must be periodically updated and refreshed to enable the Company's predictive software products to continue to work effectively. In addition, the development of new and enhanced products also depends to a significant extent on the availability of sufficient amounts of statistically relevant data to enable the Company to develop models. For example, to expand the geographic coverage of its AREAS product, the Company would be required to develop or obtain data on home sales in each county for which AREAS is marketed. There can be no assurance that the Company will be able to continue to obtain adequate amounts of statistically relevant data on a timely basis, in the required formats or on reasonable terms and conditions, whether from customers or commercial suppliers. Any such failure by the Company to obtain required data when it is needed, for a reasonable price and on reasonable terms, could have a significant negative impact on existing product performance, new product development and product pricing which could in turn have a material adverse effect on the Company's business, financial condition and results of operations.

        COMPETITION. The market for predictive software solutions for service industries is intensely competitive and subject to rapid change. Competitors, many of which have substantially greater financial resources than the Company, vary in size and in the scope of the products and services they offer. The Company encounters competition from a number of sources, including (i) other application software companies, (ii) management information systems departments of customers and potential customers, including financial institutions, insurance companies and retailers, (iii) third-party professional services organizations, including without limitation, consulting divisions of public accounting firms, (iv) hardware suppliers that bundle or develop complementary software, (v) network and service providers that seek to enhance their value-added services, (vi) neutral-network tool suppliers and (vii) managed care organizations. In the healthcare/insurance market, the Company has experienced competition primarily from National Council on Compensation Insurance ("NCCI"), Corporate Systems and CSC Incorporated. In the workers' compensation and medical cost administration market, the Company has experienced competition from MediCode, Inc. ("MediCode"), Medata, Inc. and Embassy Software with regard to software licensing, and Intracorp and Corvel Corporation in the service bureau operations market. Additionally, the Company has faced competition from Automatic Data Processing, Inc. ("ADP") in the automobile accident medical claims market. In the financial services market, the Company has experienced competition from Fair, Isaac & Co., Inc., Cogensys (a subsidiary of Policy Management Systems Corporation), Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), International Business Machines Corporation ("IBM"), Nestor, Inc., NeuralTech Inc., Neuralware Inc., PMI Mortgage Services Co., VISA International and others. In the retail market, the Company has experienced competition from JDA Software Group, Inc., SAP AG, PeopleSoft, Inc., IBM, Manugistics Group, Inc. and others. The Company expects to experience additional competition from other established and emerging companies, as well as other technologies. For example, the Company's Falcon product competes against other methods of preventing credit card fraud, such as card activation programs, credit cards that contain the cardholder's photograph, smart cards and other card authorization techniques. Increased competition, whether from other products or new technologies, could result in price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations.

        The Company believes that most of its products are currently priced at a premium when compared to its competitors' products. The market for the Company's products is highly competitive, and the Company expects that it will face increasing pricing pressures from its current competitors and new market entrants. In particular, increased competition could reduce or eliminate such premiums and cause further price reductions. In addition, such competition could adversely affect the Company's ability to obtain new long-term contracts and renewals of existing long-term contracts on terms favorable to the Company. Any reduction in the price of the Company's products could materially adversely affect the Company's business, financial condition and results of operations.

        Some of the Company's current, and many of the Company's potential competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly gain significant market share. Also, the Company relies upon its customers to provide data, expertise and other support for the ongoing updating of the Company's models. The Company's customers, most of which have significantly greater financial and marketing resources than the Company, may compete with the Company in the future or otherwise discontinue their relationships with or support of the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition and results of operations.

        RISKS ASSOCIATED WITH RECRUITING AND RETAINING QUALIFIED PERSONNEL. The Company's success depends to a significant degree upon the continued service of members of the Company's senior management and other key research, development, sales and marketing personnel. Accordingly, the loss of any of the Company's senior management or key research, development, sales or marketing personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Only a small number of employees have employment agreements with the Company, and there can be no assurance that such agreements will result in the retention of these employees for any significant period of time. In addition, the untimely loss of a member of the management team or a key employee of a business acquired by the Company could have a material adverse effect on the Company's business, financial condition and results of operations, particularly if such loss occurred before the Company has had adequate time to familiarize itself with the operating details of that business. In the past, the Company has experienced difficulty in recruiting a sufficient number of qualified sales and technical employees. In addition, competitors may attempt to recruit the Company's key employees. There can be no assurance that the Company will be successful in attracting, assimilating and retaining such personnel. The failure to attract, assimilate and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

        CUSTOMER CONCENTRATION. Product licenses to First Data Resources, Inc. ("First Data"), the largest provider of credit card charge receipt processing services to banks, accounted for 8.7%, 8.6% and 7.6% of the Company's total revenues in 1995, 1996 and 1997, respectively. The Company has licensed First Data to provide its customers with access to the Company's ProfitMax product pursuant to a license agreement entered into in January 1996 (the "ProfitMax Contract"). The Company's revenues under the ProfitMax Contract represented approximately one-quarter of the Company's revenues from First Data in 1997. In late January 1998, First Data asserted that certain restrictive covenants under the ProfitMax Contract violated certain intellectual property laws. First Data also asserted that the existence of such restrictions made the ProfitMax Contract at least temporarily unenforceable and that First Data is therefore not obligated to pay the Company license fees due under the ProfitMax Contract. The Company disputed First Data's claim, released and waived the above-mentioned restrictive covenants in the ProfitMax Contract and gave First Data written notice that the Company intended to terminate the ProfitMax Contract pursuant to its terms unless First Data cured its failure to pay the delinquent license fees in a timely manner. Currently, First Data and the Company are working to resolve their dispute regarding the ProfitMax Contract by negotiating a new agreement; however, there can be no assurance that such an agreement will be reached or that the terms of such an agreement would be as favorable to HNC as its existing contractual arrangements with First Data. If no such agreement can be reached and First Data maintains it current position, it is possible that litigation or arbitration could ensue, which would likely result in a loss of anticipated revenue to the Company under the ProfitMax Contract and possibly other agreements between the Company and First Data, which could have a material adverse effect on the Company's business, financial condition and results of operation.

        RISKS ASSOCIATED WITH INTERNATIONAL SALES. In 1995, 1996 and 1997, international operations and export sales (including sales in Canada) represented 12.6%, 17.7% and 16.8% of the Company's total revenues, respectively. The Company intends to continue to expand its operations outside the United States and to enter additional international markets, including by adding sales and support offices in Europe and Japan, which will require significant management attention and financial resources. For certain more mature products, such as Falcon, the Company may need to increase international sales in order to continue to expand the product's customer base. The Company has committed and continues to commit significant time and development resources to customizing certain of its products for selected international markets and to developing international sales and support channels. There can be no assurance that the Company's efforts to develop products, databases and models for targeted international markets or to develop additional international sales and support channels will be successful. The failure of such efforts, which can entail considerable expense, could have a material adverse effect on the Company's business, financial condition and results of operations.

        International sales are subject to additional inherent risks, including longer payments cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, difficulties in staffing and managing foreign operations, the burdens of complying with a variety of foreign laws, greater difficulty or delay in accounts receivable collection, potentially adverse tax consequences and political and economic instability. The Company's international sales are currently denominated predominately in United States dollars and a small portion are denominated in British pounds sterling. An increase in the value of the United States dollar relative to foreign currencies could make the Company's products more expensive, and therefore potentially less competitive, in foreign markets. In the future, to the extent that Company's international sales are denominated in local currencies, foreign currency translations may contribute to significant fluctuations in the Company's business, financial condition and results of operations. If for any reason exchange or price controls or other restrictions on foreign currencies are imposed, the Company's business, financial condition and results of operations could be materially adversely affected.

        RISKS ASSOCIATED WITH CHANGING REGULATORY ENVIRONMENT. The Company's customers are subject to a number of government regulations and certain other industry standards with which the Company's products must comply. For example, the Company's financial services products are affected by Regulation B promulgated under the Equal Credit Opportunity Act, by regulations governing the extension of credit to consumers and by Regulation E promulgated under the Electronic Fund Transfers Act governing the transfer of funds from and to consumer deposit accounts, as well as VISA and MasterCard electronic payment standards. In the mortgage services market, the Company's products are affected by regulations such as Fannie Mae and Freddie Mac regulations for conforming loans, Uniform Standards of Professional Appraisal Practice and appraisal standards for federally insured institutions under the Financial Institutions Reform, Recovery and Enforcement Act. In addition, recent regulatory initiatives have restricted the availability of bank and credit bureau data, reflecting a consumer privacy trend that could limit the Company's ability to obtain or use certain credit-related information. It is also possible that insurance-related regulations may in the future apply to the Company's healthcare/insurance products. In many states, including California, there have been periodic legislative efforts to reform workers' compensation laws in order to reduce the cost of workers' compensation insurance and to curb abuses of the workers' compensation system, and such changes, if adopted, might adversely affect the Company's healthcare/insurance business. In addition, if state-mandated workers' compensation laws or regulations or state workers' compensation fee schedules are simplified, such changes would diminish the need for, and the benefit provided by, the CRLink product. Changes in workers' compensation laws or regulations could also adversely affect the Company's healthcare/insurance products by making them obsolete, or by requiring extensive changes in these products to reflect new workers' compensation rules. To the extent that the Company sells new products targeted to markets that include regulated industries and businesses, the Company's products will need to comply with these additional regulations. Any failure of the Company's products to comply with existing or new regulations and standards could result in legal action against the Company or its customers by regulatory authorities or by third parties, including actions seeking civil or criminal penalties, injunctions against the Company's use of data or civil damages, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company may also be liable to its customers for failure of its products to comply with such regulatory requirements. Furthermore, changes to these regulations and standards or the adoption of new regulations or standards that affect the Company's products could affect the performance of such products and have a material adverse effect on the Company's business, financial condition and results of operations.

        PROTECTION OF INTELLECTUAL PROPERTY. The Company relies on a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect its proprietary rights. The Company currently owns seven issued United States patents and has four United States patent applications pending. The Company has applied for additional patents for its Falcon technology in Canada, Europe and Japan and for its MIRA product in Australia, Canada and Europe. There can be no assurance that patents will be issued with respect to pending or future patent applications or that the Company's patents will be upheld as valid or will prevent the development of competitive products. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. As part of its confidentiality procedures, the Company generally enters into invention assignment and proprietary information agreements with its employees and independent contractors and nondisclosure agreements with its distributors, corporate partners and licensees, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise to obtain and use the Company's products or technology without authorization, or to develop similar technology independently. In addition, to ensure that customers will not be adversely affected by an interruption in the Company's business, the Company places source code for certain of its products into escrow, which may increase the likelihood of misappropriation or other misuse of the Company's intellectual property. Moreover, effective protection of intellectual property rights may be unavailable or limited in certain foreign countries in which the Company has done and may do business. Also, the Company has developed technologies under research projects conducted under agreements with various United States Government agencies or subcontractors to such agencies. Although the Company has acquired certain commercial rights to such technologies, the United States Government typically retains ownership of certain intellectual property rights and licenses in the technologies developed by the Company under such contracts, and in some cases can terminate the Company's rights in such technologies if the Company fails to commercialize them on a timely basis. In addition, under certain United States Government contracts, the results of the Company's research may be made public by the government, which could limit the Company's competitive advantage with respect to future products based on such research.

        INFRINGEMENT OF PROPRIETARY RIGHTS. In the past, the Company has received communications from third parties asserting that the Company trademarks infringed such other parties' trademarks, none of which has resulted in litigation or losses to the Company. Given the Company's ongoing efforts to develop and market new technologies and products, the Company may receive communications from third parties asserting that the Company's products infringe, or may infringe, their intellectual property rights. If as a result of any such claims the Company were precluded from using certain technologies or intellectual property rights, licenses to such disputed third-party technology or intellectual property rights might not be available on reasonable commercial terms, if at all. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation, either as plaintiff or defendant, could result in significant expense to the

Company and divert the efforts of the Company's technical and management personnel from productive tasks, whether or not such litigation is resolved in favor of the Company. In the event of an adverse ruling in any such litigation, the Company might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology, and the court might invalidate the Company's patents, trademarks or other proprietary rights. In the event of a successful claim against the Company and the failure of the Company to develop or license a substitute technology, the Company's business, financial condition and results of operations would be materially and adversely affected. As the number of software products increases and the functionality of these products further overlaps, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time consuming and expensive to defend and could materially and adversely affect the Company's business, financial condition and results of operations.

        RISK OF PRODUCT DEFECTS AND PRODUCT LIABILITY. Software products as complex as those offered by the Company often contain undetected errors or failures when first introduced or as new versions are released. In addition, to the extent that the Company may have to develop new products that operate in new environments, such as the Internet, the possibility for program errors and failures may increase due to factors such as the use of new technologies or the need for more rapid product development that is characteristic of the Internet market. Despite pre-release testing by the Company and by current and potential customers, there still may be errors in new products, even after commencement of commercial shipments. The occurrence of such errors could result in delay in, or failure to achieve, market acceptance of the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

        Although the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims, it is possible that such limitation of liability provisions may not be effective as a result of existing or future laws or unfavorable judicial decisions. Because the Company's products are used in business-critical applications, any errors or failures in such products may give rise to substantial product liability claims, which could have a material adverse effect on the Company's business, financial condition and results of operations.

        VOLATILITY OF COMMON STOCK PRICE. The Company's Common Stock has experienced significant price volatility and such volatility may recur in the future. Factors such as announcements of the introduction of new products by the Company or its competitors, acquisitions of businesses or products by the Company, quarter-to-quarter variations in the Company's operating results and the gain or loss of significant orders, as well as market conditions in the technology and emerging growth company sectors, may have a significant impact on the market price of the Company's Common Stock. Further, the stock market has experienced extreme volatility that has particularly affected the market prices of securities of many technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These market fluctuations may adversely affect the price of the Common Stock. The trading prices of many technology companies' stocks, including the Company's Common Stock, reflect price/earnings ratios substantially above historical norms. The trading price of the Company's Common Stock may not remain at or near its current level.

        YEAR 2000 COMPLIANCE. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. The Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company, which could result in a material adverse effect on the Company's business, financial condition and results of operations.

        FACTORS INHIBITING TAKEOVER. The Board of Directors is authorized to issue up to 4,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to , and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. The statute may have the effect of delaying, deferring or preventing a change in control of the Company.

                                MATERIAL CHANGES

        On February 26, 1998, the Company issued and sold an aggregate of $90 million principal amount of 4.75% Convertible Subordinated Notes Due 2003 (the "Notes") in a public offering. In addition, the Company issued and sold 20,000 shares of its Common Stock and certain stockholders of the Company sold a total of 2,395,000 shares of the Company's Common Stock. The net proceeds to the Company from the issuance and sale of the Notes are approximately $87.2 million. The net proceeds to the Company from the issuance and sale of the shares of Common Stock are not material. The Company did not receive any proceeds from the sale of Common Stock by existing stockholders. The Notes are convertible into Common Stock at any time before the close of business on March 1, 2003, unless previously redeemed or repurchased, at a conversion price of $44.85 per share (equivalent to a conversion rate of approximately 22.30 shares per $1,000 principal amount of Notes), subject to adjustment in certain circumstances.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of April 17, 1998 by each Selling Stockholder. Each Selling Stockholder was formerly either a stockholder of PCS who acquired the Shares in the PCS Merger (a "PCS Selling Stockholder") or a stockholder of FTI who acquired the Shares in the FTI Merger (an "FTI Selling Stockholder"). Except as described below, no Selling Stockholder has had any position, office or other material relationship with the Company within the past three years. The following table assumes that each Selling Stockholder sells all of the Shares held by such Selling Stockholder in this offering. However, the Company is unable to determine the exact number of Shares that will actually be sold or when or if such sales will occur.

        Certain assignees of the Selling Stockholders, if any, who acquire Shares of Common Stock from a Selling Stockholder and satisfy certain conditions are entitled to the same registration rights as the Selling Stockholders. If any such assignee wishes to sell shares hereunder, this Prospectus will be amended or supplemented to name such assignee as a Selling Stockholder.

        The Selling Stockholders have advised the Company that each of them is the beneficial owner (within the meaning of such term in Rule 13d-3 promulgated under the Exchange Act) of their respective Shares being offered hereby.

                                   SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                      OWNED BEFORE                        OWNED AFTER
                                       OFFERING(1)        SHARES          OFFERING(1)
                                   ------------------                 -------------------
        NAME                       NUMBER     PERCENT     OFFERED     NUMBER     PERCENT
        ----                       ------     -------     -------     ------     -------
PCS SELLING STOCKHOLDERS:
Arthur S. DeMoss Foundation........  2,252       *          2,252       --         --
David H. Cook(2)...................103,443       *        103,443       --         --
Thomas G. Glaser...................  1,126       *          1,126       --         --
Glaser Capital Partners, Ltd.......  2,252       *          2,252       --         --
Greenspring Ventures Ltd.           16,896       *         16,896       --         --
Partnership........................
Jayell Capital, Inc................  3,379       *          3,379       --         --
Richard Knock......................  3,379       *          3,379       --         --
Richard A. Mahoney.................  4,505       *          4,505       --         --
Ruthanne McGuire...................    563       *            563       --         --
James O. Newman....................  1,126       *          1,126       --         --
Paul L. Newman.....................    563       *            563       --         --
Del Osburn.........................  1,126       *          1,126       --         --
Jerry Ruyan........................  2,252       *          2,252       --         --

FTI SELLING STOCKHOLDERS:

Paul P. Koziarz(3)................. 23,797       *         23,797       --         --
Thomas R. Snow(4).................. 15,864       *         15,864       --         --
J. Michael Thompson(5).............356,956      1.4%      356,956       --         --

------------

*     Less than 1%.

(1) Based upon a total of 25,388,306 shares of Common Stock outstanding as of April 17, 1998.

(2)     Mr. Cook is the President and Chief Executive Officer of PCS.

(3)     Mr. Koziarz is President of FTI.

(4)     Mr. Snow is Senior Vice President of FTI.

(5)     Mr. Thompson is the Chief Executive Officer, Secretary and Treasurer of
        FTI.

                                 USE OF PROCEEDS

        The proceeds from the sale of the Shares offered hereby will be solely for the account of the Selling Stockholders. Accordingly, the Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

                              PLAN OF DISTRIBUTION

        In connection with the Mergers, each PCS Selling Stockholder entered into a Registration Rights Agreement (the "PCS Registration Rights Agreement") with the Company and each FTI Selling Stockholder entered into a Registration Rights Agreement (the "FTI Registration Rights Agreement") with the Company (collectively, the "Registration Rights Agreements"). The Registration Statement of which this Prospectus forms a part has been filed pursuant to such Registration Rights Agreements. To the Company's knowledge, no Selling Stockholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the Shares offered hereby, nor does the Company know the identity of the brokers or market makers that will participate in the offering.

        The Shares may be offered and sold from time to time by the Selling Stockholders or by pledgees, donees, transferees and other successors in interest. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The Shares may be sold by one or more of the following: (a) a block trade in which the broker-dealer engaged by the Selling Stockholder will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by the broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. The Company has been advised by the Selling Stockholders that they have not, as of the date hereof, entered into any arrangement with a broker-dealer for the sale of Shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale.

        In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares covered hereby in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell shares short and redeliver the Shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares covered hereby, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. A Selling Stockholder may also loan or pledge the Shares covered hereby to a broker-dealer and the broker-dealer may sell the Shares so loaned or, upon a default, the broker-dealer may effect sales of the pledged Shares pursuant to this Prospectus.

        Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Stockholders have agreed with the Company in the Registration Rights Agreement not to sell any of the Shares pursuant to this Prospectus in an underwritten offering without the Company's prior written consent. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 or Rule 145 under the Securities Act may be sold under Rule 144 or Rule 145 rather than pursuant to this Prospectus.

        All costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Commissions and discounts, if any, attributable to the sales of the Shares will be borne by the Selling Stockholders. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act. Under the Registration Rights

Agreements, the Company and the Selling Stockholders have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the Shares, including liabilities arising under the Securities Act, and, in the case of the former PCS stockholders, to contribute to payments required to be made in respect thereof.

        The Selling Stockholders have advised the Company that, during such time as they may be engaged in a distribution of the Shares, they will comply with Regulation M under the Exchange Act and, in connection therewith, the Selling Stockholders have agreed not to engage in any stabilization activity in connection with any securities of the Company, to furnish copies of this Prospectus to each broker-dealer through which the Shares of Common Stock included herein may be offered, and not to bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities of the Company except as permitted under the Exchange Act. The Selling Stockholders have also agreed to inform the Company and broker-dealers through whom sales may be made hereunder when the distribution of the Shares is completed. Regulation M prohibits participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution and governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

        The PCS Registration Rights Agreement provides that the Registration Statement of which this Prospectus forms a part (the "Registration Statement") will remain effective for a period commencing on the effective date of such Registration Statement and ending on March 31, 1999 (such period being hereinafter called the "PCS Effectiveness Period"). Prior to any sale of Shares pursuant to the Registration Statement, a PCS Selling Stockholder or PCS Selling Stockholders who own at least 20% of the then outstanding PCS Shares must submit a written notice to the Company of such Selling Stockholder's or Stockholders' intention to sell at least 5% of the then outstanding PCS Shares (a "Notice of Resale"). The Company must, within seven business days after receiving a Notice of Resale, either notify the Selling Stockholder whether it believes this Prospectus is current (with the Company using the notice period to supplement this Prospectus or make an appropriate filing under the Exchange Act to update this Prospectus) or whether it believes this Prospectus should be amended prior to use in connection with such sale (with the Company to then amend the Registration Statement as soon as practicable). Once the Company has, pursuant to such Notice of Resale, notified the Selling Stockholders that this Prospectus is available for use, the Selling Stockholders who made the request will have 30 consecutive calendar days (a "Permitted Window") within which to sell Shares pursuant to this Prospectus. Pursuant to the Registration Rights Agreement, there will be a maximum of three Permitted Windows for the Selling Stockholders during the Effectiveness Period and there will be at least a 30-day interval between any two Permitted Windows. Under certain circumstances, no more than twice during the Effectiveness Period (as such may be extended as a result of a postponement described below), the Company is permitted to postpone the commencement of a Permitted Window for up to 60 days after receipt of a Notice of Resale; provided, however, that if the Company so postpones a Permitted Window, the Effectiveness Period shall be extended by a period of time equal to the period of postponement and provided further, that if the Company postpones a Permitted Window and the Selling Stockholders withdraw their Notice of Resale, then such withdrawal shall not count as a Permitted Window. The PCS Selling Stockholders, collectively, may not sell pursuant to this Prospectus, during any calendar quarter, an amount of Common Stock which, in the aggregate, exceeds 2% of the outstanding shares of the Company's Common Stock, as indicated in the Company's then most recent published report, without the Company's consent. The foregoing provisions and restrictions may be modified or waived by the agreement of the Company and the PCS Selling Stockholders.

        The FTI Registration Rights Agreement provides that the Registration Statement of which this Prospectus forms a part (the "Registration Statement") will remain effective for a period commencing on the effective date of such Registration Statement and ending on April 7, 1999 (such period being hereinafter called the "FTI Effectiveness Period"). Prior to any sale of FTI Shares pursuant to the Registration Statement, an FTI Selling Stockholder or FTI Selling Stockholders holding at least a majority of the FTI Shares then outstanding must submit a written notice to the Company of such Selling Stockholder's intention to sell Shares and such Selling Stockholder's intended plan of distribution of such Shares (a "Notice of Resale"). The Company must, within seven business days after receiving a Notice of Resale, either notify the Selling Stockholder whether it believes this Prospectus is current (with the Company using the notice period to supplement this Prospectus or make an appropriate filing under the Exchange Act to update this Prospectus) or whether it believes this Prospectus should be amended prior to use in connection with such sale (with the Company to then amend the Registration Statement as soon as practicable). Once the Company has, pursuant to such Notice of Resale, notified the Selling Stockholders that this Prospectus is available for use, the Selling Stockholders who made the request will have 20 consecutive calendar days (a "Permitted Window") within which to sell Shares pursuant to this Prospectus. Pursuant to the Registration Rights Agreement, there will be a maximum of two Permitted Windows for the Selling Stockholders during the Effectiveness Period and there will be at least a 60-day interval between any two Permitted Windows. Under certain circumstances, no more than twice during the Effectiveness Period (as such may be extended as a result of a postponement described below), the Company is permitted to postpone the commencement of a Permitted Window for up to 60 days after receipt of a Notice of Resale; provided, however, that the two authorized 60-day postponements of Permitted Windows may not be consecutive, and provided further, that if the Company so postpones a Permitted Window, the Effectiveness Period shall be extended by a period of time equal to the period of postponement and provided further, that if the Company postpones a Permitted Window and the Selling Stockholders withdraw their Notice of Resale, then such withdrawal shall not count as a Permitted Window. The FTI Selling Stockholders, collectively, may not sell pursuant to this Prospectus, during any calendar quarter, an amount of Common Stock which, in the aggregate, exceeds 1% of the outstanding shares of the Company's Common Stock, as indicated in the Company's then most recent published report, without the Company's consent. The foregoing provisions and restrictions may be modified or waived by the agreement of the Company and the FTI Selling Stockholders.

        This offering will terminate as to each PCS Selling Stockholder on the earlier of (a) the termination of the PCS Effectiveness Period during which the Company is required to maintain the effectiveness of the Registration Statement,
(b) the Company having already effected the three Permitted Windows, (c) with respect to a particular Selling Stockholder, the date upon which all Shares proposed to be sold by such Selling Stockholder may be sold in a three month period without registration under the Securities Act pursuant to Rule 144 or otherwise or (d) the date on which all Shares offered hereby have been sold by the Selling Stockholders. There can be no assurance that any of the Selling Stockholders will sell any or all of the Shares offered hereby.

        This offering will terminate as to each FTI Selling Stockholder on the earlier of (a) the termination of the FTI Effectiveness Period during which the Company is required to maintain the effectiveness of the Registration Statement,
(b) the Company having already effected the two Permitted Windows, (c) with respect to a particular Selling Stockholder, the date upon which all Shares proposed to be sold by such Selling Stockholder may be sold in a three month period without registration under the Securities Act pursuant to Rule 144 or otherwise or (d) the date on which all Shares offered hereby have been sold by the Selling Stockholders. There can be no assurance that any of the Selling Stockholders will sell any or all of the Shares offered hereby.

        Pursuant to an Escrow Agreement between the Company and the PCS Selling Stockholders, a total of 14,286 of the Shares will be held in an escrow until March 31, 1999 in order to secure certain indemnification obligations of the PCS Selling Stockholders to the Company under the Agreement and Plan of Reorganization for the PCS Merger.

        Pursuant to an Escrow Agreement between the Company and the FTI Selling Stockholders, a total of 97,390 of the Shares will be held in an escrow until April 7, 1999 in order to secure certain indemnification obligations of the FTI Selling Stockholders to the Company under the Agreement and Plan of Reorganization for the FTI Merger. Shares held in escrow may not be sold or transferred without the Company's consent.

        Upon the occurrence of any of the following events, this Prospectus will be amended to include additional disclosure before offers and sales of the Shares are made: (a) to the extent the Shares are sold at a fixed price or at a price other than the prevailing market price, such price would be set forth in the Prospectus, (b) if the Shares are sold in block transactions and the purchaser acting in the capacity of an underwriter wishes to resell, such arrangements would be described in the Prospectus, (c) if a Selling Stockholder sells to a broker-dealer acting in the capacity as an underwriter, such broker-dealer will be identified in the Prospectus and (d) if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the Prospectus.

                                  LEGAL MATTERS

        The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306. Members of the firm of Fenwick & West LLP own an aggregate of 3,314 shares of Common Stock of the Company.

   NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SUCH SECURITIES BY ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                              --------------------
                                TABLE OF CONTENTS
                              --------------------



                                                                             PAGE
Available Information .....................................................    3
Incorporation of Certain Documents by
  Reference ...............................................................    3
The Company ...............................................................    4
Risk Factors ..............................................................    4
Material Changes ..........................................................   12
Selling Stockholders ......................................................   12
Use of Proceeds ...........................................................   13
Plan of Distribution ......................................................   13
Legal Matters .............................................................   15


                                 539,479 SHARES


                                HNC SOFTWARE INC.

                                  COMMON STOCK


                                  ------------

                                   PROSPECTUS
                                  ------------




                                 April __, 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The estimated expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee.........   $ 6,217
Accounting fees and expenses................................     4,000
Legal fees and expenses.....................................     7,500
Miscellaneous...............................................     2,283
                                                               -------
    Total...................................................   $20,000
                                                               =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under
Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors and officers, as well as directors and officers of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise when they are serving in such capacities at the request of the Registrant, to the fullest extent permitted by the Delaware General Corporation Law; (ii) the Registrant may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) upon receipt of an undertaking to repay such advances if indemnification is determined to be unavailable, the Registrant is required to advance expenses, as incurred, to its directors and officers to the fullest extent permitted by the Delaware General Corporation Law in connection with a proceeding (except that the Registrant is not required to advance expenses to a person against whom it brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees and agents; (v) the Registrant may not retroactively amend the Bylaw provisions in a way that adversely affects the indemnification provided thereunder.

        The Registrant's policy is to enter into indemnity agreements with each of its directors and officers. The indemnity agreements provide that directors and officers will be indemnified and held harmless against all expenses (including attorneys' fees), judgments, fines, ERISA excise taxes or penalties and settlement amounts paid or reasonably incurred by them in any action, suit or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as a director or officer of the Registrant or as directors or officers of any other corporation, partnership or enterprise when they are serving in such capacities at the request of the Registrant; except that no indemnity is provided in a derivative action in which such director or officer is finally adjudged by a court to be liable to the Registrant due to willful misconduct in the performance of his or her duty to the Registrant, unless the court determines that such director or officer is entitled to indemnification. The Registrant will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims (i) initiated voluntarily by the indemnified party and not by way of defense, except with respect to a proceeding authorized by the Board of Directors and successful proceedings brought to enforce a right to indemnification and/or advancement of expenses under the indemnity agreements; (ii) for any amounts paid in settlement of a proceeding unless the Registrant consents to such settlement; (iii) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Registrant pursuant to the provisions of Section 16(b) of the Exchange Act and related laws and regulations; (iv) on account of conduct by an indemnified party that is finally adjudged to have been in bad faith or conduct that the indemnified party did not reasonably believe to be in, or not opposed to, the best interests of the Registrant; (v) on account of any criminal action or proceeding arising out of conduct that the indemnified party had reasonable cause to believe was unlawful; or (vi) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

        The indemnity agreement requires a director or officer to reimburse the Registrant for expenses advanced only if and to the extent it is ultimately determined that the director or executive officer is not entitled, under Delaware law, the Registrant's Certificate of Incorporation, the Registrant's Bylaws, his or her indemnity agreement or otherwise to be indemnified for such expenses. The indemnity agreement provides that it is not exclusive of any rights a director or executive officer may have under the Certificate of Incorporation, the Bylaws, other agreements, any majority-in-interest vote of the stockholders or vote of disinterested directors, Delaware law, or otherwise.

        The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its directors and officers, may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

        The indemnity agreements require the Registrant to maintain director and officer liability insurance to the extent readily available. The Registrant currently carries a director and officer insurance policy.

ITEM 16.  EXHIBITS.

        The following exhibits are filed herewith or incorporated by reference herein from filings with the Commission:

    EXHIBIT
     NUMBER                                          EXHIBIT TITLE
     ------                                          -------------
  2.01         --  Agreement and Plan of Reorganization dated as of July 19,  1996 by and among the
                   Registrant, HNC Merger Corp. and Risk Data Corporation, as amended.
                   (Incorporated by reference to Exhibit Number 2.01 of Registrant's Current Report
                   on Form 8-K filed on September 12, 1996, as amended (the "Risk Data 8-K").)

  2.02         --  Agreement of Merger dated August 30, 1996 by and between HNC Merger Corp. and
                   Risk Data Corporation.  (Incorporated by reference to Exhibit Number 2.02 to the
                   Risk Data 8-K.)

  2.03         --  Exchange Agreement dated as of October 25, 1996 by and among the Registrant,
                   Retek Distribution Corporation and the shareholders of Retek Distribution
                   Corporation.  (Incorporated by reference to Exhibit Number 2.01 to Registrant's
                   Current Report on Form 8-K filed on December 12, 1996 (the "Retek 8-K").)

  2.04         --  Form of Option Exchange Agreement between the Registrant and each person who held outstanding options to purchase shares of Retek Distribution Corporation on
                   November 29, 1996.   (Incorporated by reference to Exhibit Number 2.02 to the
                   Retek 8-K.)

  2.05         --  Agreement and Plan of Reorganization dated July 14, 1997 by and among the
                   Registrant, FW1 Acquisition Corp., CompReview,  Inc., Robert L. Kaaren and
                   Michael E. Munayyer, a.k.a.  Michael Munayyer, Trustee of the Michael Munayyer
                   Trust dated August 11, 1995.  (Pursuant to Item 601 (b)(2) of Regulation S-K
                   certain schedules have been omitted but will be furnished supplementally to the
                   Commission upon request.) (Incorporated by reference to Exhibit Number 2.01 to
                   Registrant's Current Report on Form 8-K filed on December 15, 1997 (the
                   "CompReview 8-K).)

  2.06         --  Agreement of Merger dated as of November 28, 1997 by and between FW1 Acquisition Corp. and CompReview, Inc.
                   (Incorporated by reference to Exhibit Number 2.02 to the CompReview 8-K.)

  2.07         --  Agreement and Plan of Reorganization dated April 6, 1998 by and among the
                   Registrant, FW2 Merger Corp., Financial Technology, Inc. and for purposes of
                   Sections 3, 6 and 11 only, J. Michael Thompson, Paul P. Koziarz and Thomas R.
                   Snow.  (Pursuant to Item 601 (b)(2) of Regulation S-K certain schedules have been omitted but will be furnished supplementally to the Commission upon request.)
                   (Incorporated by reference to Exhibit Number 2.01 to Registrant's Current Report
                   on Form 8-K filed on April 22, 1998 (the "FTI 8-K").)

  3(i).01      --  Registrant's Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 13, 1996.
                   (Incorporated by reference to Exhibit Number 3(i).04 to
                   Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (the "Second Quarter 1996 10-Q").)

  3(ii).02     --  Registrant's Bylaws, as amended. (Incorporated by
                   reference to Exhibit Number 3(ii).05 to the Second Quarter
                   1996 10-Q.)

  4.01         --  Form of Specimen Certificate for Registrant's Common
                   Stock. (Incorporated by reference to Exhibit Number 4.01 to
                   Registrant's Form S-1 Registration Statement, as amended
                   (File No. 33-91932) (the "IPO S-1").)

  4.02         --  Registration Rights Agreement dated as of August 30, 1996 among the Company and the former stockholders of Risk Data
                   Corporation. (Incorporated by reference to Exhibit Number
                   4.01 to the Risk Data 8-K.)

  4.03         --  Registration Rights Agreement dated as of October 25, 1996 among the Registrant and the former

    EXHIBIT
     NUMBER                                          EXHIBIT TITLE
     ------                                          -------------


                   stockholders of Retek Distribution Corporation. (Incorporated by
                   reference to Exhibit Number 4.01 to the Retek 8-K.)

  4.04         --  Amendment No. 1 to Registration Rights Agreement dated February 24, 1997 by and among the Registrant and the former stockholders of Retek Distribution
                   Corporation.  (Incorporated by reference to Exhibit Number 4.06 to Registrant's
                   Annual Report on Form 10-K, as amended, for the year ended December 31, 1996.)

  4.05         --  Registration Rights Agreement dated as of November 28,
                   1997 by and among the Registrant and the former stockholders of CompReview, Inc. (Incorporated by reference to Exhibit
                   Number 4.01 to the CompReview 8-K.)

  4.06*        --  Registration Rights Agreement dated as of March 31, 1998 by and among Registrant and the former shareholders of
                   Practical Control Systems Technologies, Inc.

  4.07         --  Registration Rights Agreement dated as of April 6, 1998 by and among Registrant and the former shareholders of Financial
                   Technology, Inc. (Incorporated by reference to Exhibit Number
                   4.01 to the FTI 8-K.)

  5.01*        --  Opinion of Fenwick & West LLP.

  23.01*       --  Consent of Price Waterhouse LLP, Independent Accountants.

  23.02*       --  Consent of Fenwick & West LLP (included in Exhibit 5.01).

  24.01*       --  Power of Attorney (see page II-5).

-----------------

*     Filed herewith.

ITEM 17. UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to
        Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on April 22, 1998.

                                        HNC SOFTWARE INC.


                                        By: /s/     Raymond V. Thomas
                                            ------------------------------------
                                                    Raymond V. Thomas
                                                 Chief Financial Officer

                                POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Robert L. North and Raymond V. Thomas, and each of them, his attorneys-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                 TITLE                      DATE
                  ---------                                 -----                      ----

PRINCIPAL EXECUTIVE OFFICER:

   /s/         Robert L. North                   President, Chief Executive       April 22, 1998
---------------------------------------------       Officer and Director
               Robert L. North


PRINCIPAL FINANCIAL AND
ACCOUNTING OFFICER:

   /s/        Raymond V. Thomas                  Vice President, Finance and      April 22, 1998
---------------------------------------------  Administration, Chief Financial
              Raymond V. Thomas


ADDITIONAL DIRECTORS:

   /s/       Edward K. Chandler                           Director                April 22, 1998
---------------------------------------------
             Edward K. Chandler

   /s/         Oliver D. Curme                            Director                April 22, 1998
---------------------------------------------
               Oliver D. Curme

   /s/         Thomas F. Farb                             Director                April 22, 1998
---------------------------------------------
               Thomas F. Farb

   /s/     Charles H. Gaylord, Jr.                        Director                April 22, 1998
---------------------------------------------
           Charles H. Gaylord, Jr.


                                  EXHIBIT INDEX

    EXHIBIT
     NUMBER                         EXHIBIT TITLE
     ------                         -------------

     2.01    -- Agreement and Plan of Reorganization dated as of July 19,
                1996 by and among the Registrant, HNC Merger Corp. and Risk Data
                Corporation, as amended. (Incorporated by reference to Exhibit
                Number 2.01 of Registrant's Current Report on Form 8-K filed on
                September 12, 1996, as amended (the "Risk Data 8-K").)

     2.02    -- Agreement of Merger dated August 30, 1996 by and between HNC
                Merger Corp. and Risk Data Corporation. (Incorporated by reference to Exhibit Number 2.02 to the Risk Data 8-K.)

     2.03    -- Exchange Agreement dated as of October 25, 1996 by and among the Registrant, Retek Distribution Corporation and the shareholders of Retek Distribution Corporation. (Incorporated by reference to Exhibit Number 2.01 to Registrant's Current Report on Form 8-K filed on December 12, 1996 (the "Retek 8-K").)

     2.04    -- Form of Option Exchange Agreement between the Registrant and each person who held outstanding options to purchase shares of Retek Distribution Corporation on November 29, 1996.
                (Incorporated by reference to Exhibit Number 2.02 to the Retek
                8-K.)

     2.05    -- Agreement and Plan of Reorganization dated July 14, 1997 by and among the Registrant, FW1 Acquisition Corp., CompReview,
                Inc., Robert L. Kaaren and Michael E. Munayyer, a.k.a. Michael
                Munayyer, Trustee of the Michael Munayyer Trust dated August 11,
                1995. (Pursuant to Item 601 (b)(2) of Regulation S-K certain schedules have been omitted but will be furnished supplementally to the Commission upon request.) (Incorporated by reference to Exhibit Number 2.01 to Registrant's Current Report on Form 8-K filed on December 15, 1997 (the "CompReview 8-K").)

     2.06    -- Agreement of Merger dated as of November 28, 1997 by and between FW1 Acquisition Corp. and CompReview, Inc. (Incorporated by reference to Exhibit Number 2.02 to the CompReview 8-K.)

     2.07    -- Agreement and Plan of Reorganization dated April 6, 1998 by and among the Registrant, FW2 Merger Corp., Financial
                Technology, Inc. and for purposes of Sections 3, 6 and 11 only,
                J. Michael Thompson, Paul P. Koziarz and Thomas R. Snow.
                (Pursuant to Item 601 (b)(2) of Regulation S-K certain schedules have been omitted but will be furnished supplementally to the Commission upon request.) (Incorporated by reference to Exhibit
                Number 2.01 to Registrant's Current Report on Form 8-K filed on
                April 22, 1998 (the "FTI 8-K").)

     3(i).01 -- Registrant's Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 13, 1996.
                (Incorporated by reference to Exhibit Number 3(i).04 to Registrant's Quarterly Report on Form 10-Q for the quarter ended
                June 30, 1996 (the "Second Quarter 1996 10-Q").)

    3(ii).02 -- Registrant's Bylaws, as amended. (Incorporated by reference to Exhibit Number 3(ii).05 to the Second Quarter 1996 10-Q.)

     4.01    -- Form of Specimen Certificate for Registrant's Common Stock.
                (Incorporated by reference to Exhibit Number 4.01 to Registrant's Form S-1 Registration Statement, as amended (File
                No. 33-91932) (the "IPO S-1").)

     4.02    -- Registration Rights Agreement dated as of August 30, 1996 among the Company and the former stockholders of Risk Data
                Corporation. (Incorporated by reference to Exhibit Number 4.01 to the Risk Data 8-K.)

     4.03    -- Registration Rights Agreement dated as of October 25, 1996 among the Registrant and the former stockholders of Retek
                Distribution Corporation. (Incorporated by reference to Exhibit
                Number 4.01 to the Retek 8-K.)

     4.04    -- Amendment No. 1 to Registration Rights Agreement dated
                February 24, 1997 by and among the Registrant and the former stockholders of Retek Distribution Corporation. (Incorporated by reference to Exhibit Number 4.06 to Registrant's Annual Report on Form 10-K, as amended, for the year ended December 31, 1996.)

     4.05    -- Registration Rights Agreement dated as of November 28, 1997 by and among the Registrant and the former stockholders of CompReview, Inc. (Incorporated by reference to Exhibit Number
                4.01 to the CompReview 8-K.)

     4.06*   -- Registration Rights Agreement dated as of March 31, 1998 by and among Registrant and the former shareholders of Practical
                Control Systems Technologies, Inc.

     4.07    -- Registration Rights Agreement dated as of April 6, 1998 by and among Registrant and the former shareholders of Financial
                Technology, Inc. (Incorporated by reference to Exhibit Number
                4.01 to the FTI 8-K.)

     5.01*   -- Opinion of Fenwick & West LLP.

     23.01*  -- Consent of Price Waterhouse LLP, Independent Accountants.

     23.02*  -- Consent of Fenwick & West LLP (included in Exhibit 5.01).

     24.01*  -- Power of Attorney (see page II-5).

------------

*       Filed herewith.